[ARACRUZ CELULOSE S.A. LOGO]  [GRAPHIC OMITTED]




ARACRUZ CELULOSE S/A and ARACRUZ TRADING S/A, on one side, collectively hereinafter referred to as ARACRUZ, and KLABIN S/A and KLABIN DO PARANA PRODUTOS FLORESTAIS LTDA., on the other side, collectively hereinafter referred to as KLABIN, have executed today an agreement for the acquisition by ARACRUZ of all shares held by KLABIN of RIOCELL S/A (RIOCELL), a company with headquarters at 367, Rua Formosa, 12th floor, in the City of Sao Paulo, state of Sao Paulo, with National Taxpayers' Identity nr. 05.148.712/0001-76. The purchase price for those shares was US$ 610,500,000.00, which is subject to adjustments, based on any changes in RIOCELL's balance sheet prior to the closing of the transaction, as well as from any changes that may occur in transactions of such nature.

Although the agreement executed today produces effects as of, the transaction will not be concluded and the price agreed will not be paid until both Parties approve the balance sheet of RIOCELL, to be settled on May 31, 2003 and duly audited by independent accountants, nor until certain contractual conditions are met. The Parties estimate that all such conditions will be met within 30 days.


                             Aracruz, May 30, 2003.



                           Carlos Augusto Lira Aguiar
                             Chief Executive Officer